UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                               Power REIT
            --------------------------------------------------
            (Exact Name of Issuer as Specified in its Charter)

                              COMMON STOCK
                   ------------------------------
                   (Title of Class of Securities)

                               73933H 101
                         ---------------------
                             (CUSIP Number)

                            David H. Lesser
                              212-750-0373
                               Power REIT
                            301 Winding Road
			 Old Bethpage, NY 11804
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(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                            November 27, 2012
       ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SCHEDULE 13D
CUSIP No. 73933H 101
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1  NAMES OF REPORTING PERSONS

 	 David H. Lesser
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                     (a) [_]
                                                             (b) [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

      PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
                                                                 [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                 7     SOLE VOTING POWER		32,048*
NUMBER
OF               ----------------------------------------------------
SHARES           8     SHARED VOTING POWER		139,901
BENEFICIALLY
OWNED            ----------------------------------------------------
                 9     SOLE DISPOSITIVE POWER		12,048*

                -----------------------------------------------------
                10     SHARED DISPOSITIVE POWER		139,901

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

David H. Lesser ("DHL") directly owns 12,048 shares of common shares. Partnerships owned and/or managed by DHL own 139,901 common shares.

* DHL was granted 20,000 shares of restricted common stock subject to vesting and other provisions under the grant agreement and subject to the terms of the Company's 2012 Equity Incentive Plan approved by shareholders. The restricted stock confers dividend and voting rights during the vesting period, but are not transferrable prior to vesting.

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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [X] See Item 5
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.40%
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14 TYPE OF REPORTING PERSON*

      IN
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SCHEDULE 13D
CUSIP No. 73933H 101

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1  NAMES OF REPORTING PERSONS

	Hudson Bay Partners, LP
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                      (a) [_]
                                                              (b) [X]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

      CO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                       [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States
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                 7     SOLE VOTING POWER		86,038
NUMBER
OF               ----------------------------------------------------
SHARES           8     SHARED VOTING POWER		N/A
BENEFICIALLY
OWNED            ----------------------------------------------------
                 9     SOLE DISPOSITIVE POWER		86,038

                -----------------------------------------------------
                10     SHARED DISPOSITIVE POWER		N/A

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      86,038 shares of common shares
---------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
---------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.20%
---------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

      PN
---------------------------------------------------------------------



SCHEDULE 13D
CUSIP No. 73933H 101

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1  NAMES OF REPORTING PERSONS

	HBP PW, LLC
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                      (a) [_]
                                                              (b) [X]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

      CO
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States
---------------------------------------------------------------------
                 7     SOLE VOTING POWER		53,863
NUMBER
OF               ----------------------------------------------------
SHARES           8     SHARED VOTING POWER		N/A
BENEFICIALLY
OWNED            ----------------------------------------------------
                 9     SOLE DISPOSITIVE POWER		53,863

                -----------------------------------------------------
                10     SHARED DISPOSITIVE POWER		N/A

---------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,863 shares of common shares
---------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
---------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.26%
---------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

      PN
---------------------------------------------------------------------


This Schedule 13D is a continuation of filings that have been previously filed by the Reporting Persons related to ownership of common shares of Pittsburgh & West Virginia Railroad.


Item 1.  Security and Issuer.

The class of securities to which this statement relates is common shares of beneficial interest, $0.001 par value, (the "Common
Shares") of Power REIT (the "Company" or "Issuer").

In addition to the amounts reported, DHL was granted an option to acquire 100,000 shares of common stock on August 13, 2012. The option is subject to vesting and other provisions under the terms of the option grant and the Company's Equity Incentive Plan that was approved by shareholders. No options to acquire Common Shares are vesting within 60 days of this filing. Upon vesting, DHL will have the right to acquire additional shares at the grant date closing price.

The address of the principal executive offices of the Company is:

David H. Lesser
CEO & Chairman of the Board of Trustees
Power REIT
301 Winding Road
Old Bethpage, NY 11804

Item 2.  Identity and Background

This statement is filed on behalf of each of David H. Lesser ("DHL"), a United States citizen, Hudson Bay Partners, LP, a Delaware limited partnership ("Hudson Bay"), and HBP PW, LLC, a Delaware limited liability company ("HBP") (collectively, the "Reporting Persons"). DHL is the sole owner and managing partner of Hudson Bay and the managing member of HBP. The address for the Reporting Persons is:

301 Winding Road
Old Bethpage, NY 11804

DHL is the CEO and Chairman of the Board of Trustees of the Company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 are incorporated herein by reference.

Item 4.  Purpose of Transaction.

The shares were acquired by the Reporting Persons for investment and the restricted shares were acquired as compensation for services. The Reporting Persons reserve the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Shares (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own, directly and indirectly, 171,949 Common Shares or 10.40% of the total number of the Common Shares outstanding (including restricted shares issued and outstanding). The interests are owned directly or indirectly as follows:


			Sole Power to		Shared Power to
			Direct Voting		Direct Voting        	Total
			&/Or Disposition 	& Disposition		Shares
			--------------		---------------		-----------
David H. Lesser(1)(2)	32,048			139,901			171,949

Hudson Bay
Partners, LP(3)		86,038		     	0		 	86,038

HBP PW, LLC(4)		53,863		      	0	 		53,863
_________
(1) David H. Lesser ("DHL") may be deemed to have sole power to direct the voting and disposition of 12,048 Common Shares and the sole power to direct the voting of 20,000 restricted Common Shares that were granted to DHL on August 13, 2012. The restricted shares are subject to vesting and other provisions contained within the grant, which provide for dividend and voting rights during the vesting period, but are not transferrable prior to vesting. DHL acquired 103 Common Shares on October 11, 2012 at a price of 7.25, 115 Common Shares on October
17, 2012 at a price of 7.65 and 300 Common Shares on October 25,
2012 at a price of 7.79.

(2) MEL Generation Skipping Trust, a trust set up for the children of DHL, ("MEL Trust") owns 10,390 Common Shares. DHL disclaims any beneficial, pecuniary or residual interest in MEL Trust, does not serve as Trustee and does not have the power to revoke the MEL Trust.

(3) DHL owns 100% of Hudson Bay Partners, LP ("Hudson Bay"). Hudson Bay may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 86,038 Common Shares. Hudson Bay acquired 400 common shares at a price of 7.80 on November
5, 2012.

(4) DHL is the managing member of HBP PW, LLC ("HBP"). HBP may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 53,863 Common Shares. HBP acquired 533 common shares on November 9, 2012 at a price of 7.73 and 133 common shares on November 27, 2012 at a price of 7.80.


Item 6.  Contracts, Arrangements, Understandings or Relationships

David H. Lesser is the CEO and Chairman of the Board of Trustees of the Company. There are no contracts, arrangements or understandings with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DAVID H. LESSER

By: 		/s/ David H. Lesser
Date:		January 14, 2013



HUDSON BAY PARTNERS, LP

By: 		/s/ David H. Lesser
Name: 		David H. Lesser
Title:		Managing Partner
Date:		January 14, 2013


HBP PW, LLC

By: 		/s/ David H. Lesser
Name: 		David H. Lesser
Title:		Managing Member
Date:		January 14, 2013